Exhibit 99.1

PARAGON SHIPPING ISSUES LETTER TO SHAREHOLDERS

ATHENS, Greece (July 11, 2016) - Paragon Shipping Inc. (OTCQB: PRGNF) an international shipping company incorporated under the laws of the Republic of the Marshall Islands with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes, today released a letter to shareholders.

To our shareholders:

Now that we are half way through 2016 I want to update you on recent events, explain the actions we are taking at this difficult time, and give you my thoughts moving forward.

The famous inventor Thomas Edison once said, “Genius is one percent inspiration and 99 percent perspiration.”

I find that steering Paragon through a long, cyclical downturn is just that: a lot of hard work. We need to continue to work hard, stick to our plans, and ultimately get through these hard times.

Like you, I have watched as maritime shipping has been mired in a down cycle. The entire dry bulk shipping sector has suffered and, along with the container and LNG sectors, we are at cyclical lows.

I have seen these times before. I have been in marine shipping, as a shipping company founder, executive and technical superintendent supervising vessels for other shipping companies, for more than 35 years. These highs and lows are a part of life and we understand the classically cyclical nature of the business. Times like these are not only financially difficult, they are humbling as well.

At Paragon, we are doing the prudent thing. We are managing through the downturn, working closely with our lenders, and positioning ourselves to be able to capitalize when times change—which they will.

In recent months we have taken important steps to:

  Substantially reduce our costs;

  Significantly improve our balance sheet by entering settlement agreements with all lenders;

  Extinguish $135 million in debt through sale of vessels which have been cash flow negative;

  Preserve cash liquidity by raising $1 million through a series of convertible notes;

  Extend the delivery of three Kamsarmax newbuilding drybulk carriers to the third and fourth quarter of 2016;

  In exchange for 550,000 shares of Paragon common stock, entered into an agreement with Allseas Marine S.A. to write off debt, waive fees while Allseas Marine S.A. assumed all contractual shipbuilding obligations related to the construction of two new Ultramax carriers.

It’s difficult to predict exactly when the cycle will turn. The analysts who follow shipping are quite often wrong. Experience tells us that change often comes when you least expect it. And when it comes, things can change quickly.

We believe that better days are coming. The Baltic Dry Index has been gaining traction even after the recent Brexit vote. Market sentiment has clearly shifted in recent months, away from the depressed views back in January and February.

I can promise you we will be ready when the dry bulk sector begins to rebound. If I didn’t think this was a battle we could win, I wouldn’t be in the fight. I am a significant Paragon shareholder myself. Our interests are aligned.

We are optimistic about the future and are positioned to exploit any opportunities. We appreciate your ongoing support and trust, and hope you will continue to have faith in our leadership throughout the remaining months of 2016 and into the future.

Sincerely,

Michael Bodouroglou

Founder, Chairman and Chief Executive Officer

Paragon Shipping Inc.

Forward-Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, without limitation, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Paragon Shipping does not undertake an obligation to update or revise any forward-looking statement. Investors should read the risk factors set forth in the Annual Report on Form 20-F for the year ended December 31, 2015, as filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2016 and future periodic reports filed with the SEC on or after the date hereof. All of Paragon Shipping ’s forward-looking statements are expressly qualified by all such risk factors and other cautionary statements. The information set forth herein speaks only as of the date hereof.

Contacts

Paragon Shipping Inc.
ir@paragonshipping.gr

DresnerAllenCaron

Rudy Barrio (Investors)

rbarrio@dresnerallencaron.com

(212) 691-8087